SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

KVH Industries, Inc.
(Name of Issuer)

Common Stock, par value
$0.01 per share
(Title of Class of Securities)

482738101
(CUSIP Number)

Vintage Capital Management, LLC
4705 S. Apopka Vineland Road, Suite 206
Orlando, FL 32819
(407) 909-8015

With a copy to:

Russell Leaf
Jared Fertman
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
(212) 728-8000
__________________________________________
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 8, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☒

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

	CUSIP No. 75689M101	13D	Page 2 of 9
(1) NAMES OF REPORTING PERSONS Vintage Capital Management, LLC
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
1,700,000 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
1,700,000 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,700,000 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.46%*
(14) TYPE OF REPORTING PERSON (see instructions) OO

 * Percentage calculated based on 17,966,005 shares of common stock, par value $0.01 per share, outstanding as of February 24, 2019, as reported by KVH Industries, Inc. in its Annual Report on Form 10-K filed on February 28, 2020.

	CUSIP No. 75689M101	13D	Page 3 of 9
(1) NAMES OF REPORTING PERSONS Kahn Capital Management, LLC
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
1,700,000 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
1,700,000 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,700,000 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.46%*
(14) TYPE OF REPORTING PERSON (see instructions) OO

  * Percentage calculated based on 17,966,005 shares of common stock, par value $0.01 per share, outstanding as of February 24, 2019, as reported by KVH Industries, Inc. in its Annual Report on Form 10-K filed on February 28, 2020.

	CUSIP No. 75689M101	13D	Page 4 of 9
(1) NAMES OF REPORTING PERSONS Brian R. Kahn
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
1,700,000 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
1,700,000 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,700,000 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.46%*
(14) TYPE OF REPORTING PERSON (see instructions) IN

 * Percentage calculated based on 17,966,005 shares of common stock, par value $0.01 per share, outstanding as of February 24, 2019, as reported by KVH Industries, Inc. in its Annual Report on Form 10-K filed on February 28, 2020.

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on February 5, 2020, as amended (the “Schedule 13D”), relating to shares of common stock, par value $0.01 per share (the “Common Stock”) of KVH Industries, Inc. (the “Issuer”). Capitalized terms used but not otherwise defined shall have the respective meanings ascribed to such terms in the Schedule 13D.

Item 4.   Purpose of Transaction.

Item 4 of Schedule 13D is hereby amended and supplemented to include the following:

On April 8, 2020, the Issuer entered into a cooperation agreement (the “Cooperation Agreement”) with Vintage Capital Management, LLC (“Vintage Capital”) and Kahn Capital Management, LLC (“Kahn Capital” and, together with Vintage Capital, the “Vintage Participants”). Capitalized terms used and not defined in Item 4 of this Schedule 13D have the meanings set forth in the Cooperation Agreement.

Pursuant to the Cooperation Agreement, the Issuer increased the size of its board of directors (the “Board”) by one director and appointed Robert Tavares to the newly created vacancy as a Class II director with a term ending on the date of the Issuer’s 2022 annual meeting of stockholders (the “2022 Annual Meeting”). Each Vintage Participant also irrevocably withdrew its notice to the Issuer regarding its intent to nominate individuals for election to the Board at the Issuer’s 2020 annual meeting of stockholders (the “2020 Annual Meeting”).

At any meeting of the Issuer’s stockholders during the period from the date of the Cooperation Agreement until the date that is 30 days prior to the last date on which stockholders may nominate individuals for election to the Board at the Issuer’s 2021 annual meeting of stockholders (the “2021 Annual Meeting” and, such period, the “Restricted Period”), the Vintage Participants also agreed to vote all shares of Common Stock beneficially owned by them and their Affiliates (i) in favor of the slate of directors recommended by the Board and (ii) in accordance with the Board’s recommendation with respect to any other matter or proposal presented at any such meeting, subject to certain exceptions relating to business combinations or other extraordinary transactions.

Additionally, pursuant to the Cooperation Agreement, during the Restricted Period, each Vintage Participant agreed to certain standstill restrictions, including, among other things, agreeing not to (i) engage in any solicitation of proxies or consents with respect to any matter or proposal, (ii) acquire cumulative ownership (beneficial or otherwise) of 10% or more of the Issuer’s Common Stock, (iii) effect or seek to effect, directly or indirectly, any tender or exchange offer, merger, consolidation or other extraordinary transaction or action involving the Issuer, (iv) nominate or recommend for nomination any person for election to the Board, (v) make or be the proponent of any stockholder proposal or (vi) pursue any legal proceeding against the Issuer, subject to certain exceptions. Each Vintage Participant also agreed not to nominate individuals for election to the Board or take certain other actions until the date that is 30 days prior to the last date on which stockholders may nominate individuals for election to the Board at the 2022 Annual Meeting.

During the Restricted Period, each of the Vintage Participants and the Issuer also agreed to non-disparagement provisions, subject to certain exceptions.

The foregoing summary of the Cooperation Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Cooperation Agreement, a copy of which is attached as Exhibit 99.4 hereto and is incorporated herein by reference.

Pursuant to the Cooperation Agreement, the Issuer issued a press release regarding the Cooperation Agreement on April 8, 2020, a copy of which is attached as Exhibit 99.5 hereto and is incorporated herein by reference.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of this Schedule 13D is hereby amended and supplemented to include the information contained in Item 4 of this Amendment.

Item 7.	Materials to Be Filed as Exhibits

Exhibit	Description
99.4
Cooperation Agreement dated as of April 8, 2020, between KVH Industries, Inc., Vintage Capital Management, LLC, and Kahn Capital Management, LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by KVH Industries, Inc. on April 9, 2020).

99.5	Press Release, dated April 8, 2020 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by KVH Industries, Inc. on April 9, 2020).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 10, 2020

VINTAGE CAPITAL MANAGEMENT, LLC

By:	/s/ Brian R. Kahn
Name: Brian R. Kahn
Title: Manager

KAHN CAPITAL MANAGEMENT, LLC

By:	/s/ Brian R. Kahn
Name: Brian R. Kahn
Title: Manager

/s/ Brian R. Kahn
Brian R. Kahn